July 3, 2013

United States Securities and Exchange Commission
Mr. Gary Todd
Accounting Reviewer
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	Comment letter dated June 20, 2013
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No. 001-11083

Dear Mr. Todd:

This letter is in response to your letter dated June 20, 2013 regarding the above subject matter. For ease of reference, we have reproduced the Staff's comments in italicized font below, with our responses following the Staff's comments. When used in this response letter, “Form 10-K” refers to our Annual Report on Form 10-K for the year ended December 31, 2012.

Form 10-K for the Fiscal Year ended December 31, 2012

Item 8. Financial Statements

Note D. Goodwill and Other Intangible Assets, page 90

Intangible Asset Impairment charges, page 94

1.
We see that you have identified that $4.6 billion of amortizing intangible assets held by the global CRM reporting unit are at higher risk of impairment. We also note your disclosure that the carrying amount of the CRM reporting unit exceeds its fair value because of the carrying amount of the amortizing intangible assets, which suggests your goodwill impairment testing has revealed that the fair value of those intangible assets is less than their carrying amount. Further, we note that global CRM revenues have declined in each of the past three years and into the first quarter of 2013. Please help us better understand how you assessed the CRM amortizing intangible assets for potential impairment by responding to the following:

•	Please tell us how you performed the undiscounted cash flow analysis as of January 1, 2013, the date of your most recent testing.

•	Tell us how you grouped assets for purposes of measuring future cash flows and how you arrived at the estimates of future cash flows.

•	Describe to us the key assumptions that were the drivers of your cash flow analysis.

•
Explain to us how the recent declines in CRM reporting unit revenues were considered in your projections of future cash flows. If applicable, explain the rationale for estimates of growth in future cash flows that differ from recent historical experience.

•	Quantify the margin you believe exists before you would be required to potentially measure and recognize an impairment loss.

We confirm for the Staff that the fair value of our amortizable CRM-related intangible assets is less than their carrying value. We review these intangible assets for impairment in accordance with our accounting policies and ASC 360-10-35-21; because the sum of the undiscounted cash flows we expect to result from the use of our amortizable CRM-related intangible assets exceeds their carrying value, we have concluded that no impairment loss is permitted. The recoverability of our CRM-related amortizable intangibles is sensitive to future cash flow assumptions and our global CRM business performance. Therefore, we disclosed our CRM-related amortizable intangibles as being at higher risk of potential failure of the first step of the amortizable intangible recoverability test in future reporting periods in Note D - Goodwill and Other Intangible Assets of the Form 10-K. We will continue to review these intangible assets to determine if any adverse conditions exist or a change in circumstances has occurred that would indicate impairment or a change in the remaining useful life.

In accordance with ASC 350-20-35-31 and 360-10-35-17, we performed an undiscounted recoverability test of our amortizable CRM-related intangible assets as of January 1, 2013, prior to the interim goodwill impairment test of our global CRM reporting unit. We identified the lowest level of identifiable cash flows to be the global CRM reporting unit as the CRM core technology, which represents the primary asset within the CRM asset group, is utilized by all CRM revenue-generating products throughout all geographic regions worldwide. Our CRM core technology represents know-how, patented and unpatented technology, testing methodologies and hardware that is integral to our current and future CRM product generations. This core technology includes battery and capacitor technology, lead technology, software algorithms and interfacing for shocking and pacing used in each therapy franchise. Likewise, the research and development, manufacturing and selling and marketing processes for the CRM products are utilized across all of the product families and geographies within the global reporting unit. As a result, we grouped our amortizable CRM-related intangible assets with the other assets and liabilities of the global CRM reporting unit, including the global CRM goodwill in accordance with ASC 360-10-35-26, for purposes of measuring future cash flows.

To test the recoverability of the CRM asset group, inclusive of the amortizable CRM-related intangible assets, we included estimates of future cash flows through the remaining useful life of the primary asset, in accordance with ASC 360-10-35-31, which is estimated to end in 2031. We identified the core technology as the primary asset as it is the most significant component asset from which the CRM asset group derives its cash-flow-generating capacity. Specifically, the CRM products, which are the manifestation of the core technology asset, are the fundamental generator of the global CRM cash flows. Per ASC 360-10-35-29, we included future cash flows that are directly associated with, and that are expected to arise as a direct result of, the use of the asset group. The key assumptions that were drivers of our cash flow analysis included our future projections of revenue and expenses, as well as capital expenditures, which are based on our most recent operational budgets, long range strategic plans, and other estimates. These cash flows were consistent with those applied in our interim goodwill impairment test as of January 1, 2013, and were in accordance with the specific requirements of ASC 360-10-35-17 through 35-35.

Our CRM revenue has declined in each of the last three years and in the first quarter of 2013 as a result of factors specific to our CRM business and contraction in the overall CRM market. Events specific to our CRM business include the 2010 product ship hold actions and resulting market share losses, and lower replacement volumes due to historical product recalls. The contraction in the CRM market is primarily due to increased selling price pressures and lower procedural volumes; the lower procedural volumes were principally due to a focus on appropriate device usage. However, we believe that there has been a recent trend toward stabilization in procedural volumes across the market. Further, we believe that our execution and performance in the market will continue to strengthen, allowing us to increase our market share.

Our CRM business continues to be strategically important as sales of our CRM products represent a significant source of our overall net sales. As such, we have made significant investments to renew our product portfolio within existing core franchises and to develop what we believe to be unique innovative solutions that utilize our core technology. Considering these investments, the increased impact of our international and emerging markets, and demographic trends toward an aging population, we believe our CRM revenue will return to low growth over the remaining useful life of our CRM amortizing intangible assets.

Given the fundamental nature of our primary asset and the extended period of time over which we expect to continue to utilize the cash flow generating capacity of this technology, the carrying amounts of the amortizable intangible assets were recoverable, on an undiscounted basis, as of January 1, 2013. Specifically, the sum of the undiscounted cash flows exceeded the asset group carrying value by approximately 52%.

In connection with our responses set forth above, we acknowledge the following:

•We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filing; and

•	We may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the Staff finds our responses to be reasonable and responsive to the Staff's comments. The Staff should not hesitate to contact me directly at (508) 652-5297 with any questions that it may have.

Very truly yours,

/s/ Jeffrey D. Capello
Jeffrey D. Capello
Executive Vice President and Chief Financial Officer